November 14, 2005


Mail Stop 4561

Mr. John R. Signorello
Chief Financial Officer
IceWEB, Inc.
205 Van Buren Street, Suite 420
Herndon, VA 20170

Re:	IceWEB, Inc.
	Form 10-KSB for the year ended September 30, 2004
	Form 10-QSB for the quarter ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005
	File No. 0-27865

Dear Mr. Signorello:

      We have reviewed your response letter dated October 25, 2005 and related amendments and have the following additional comments. These comments require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended September 30, 2004
Form 10-QSB/A for the quarter ended December 31, 2004
Form 10-QSB/A for the quarter ended March 31, 2005
Form 10-QSB/A for the quarter ended June 30, 2005

Consolidated Financial Statements

1. Pursuant to paragraph 37 of APB 20, please revise to disclose the effect of the correction of the error on net income and the related per share amounts.

Items 8A and 3 - Controls and Procedures

2. Please revise to disclose the steps taken by management to eliminate the material weakness relating to financial disclosure controls that resulted in the restatement.

Exhibit 31.1 and 31.2 - Certifications

3. Please revise to include the latest form of certification as last amended June 2003 and effective August 2003. See Item 601(b)(31) of
Regulation S-B. In this regard, we note that the current certification does not state that all "material weaknesses" were disclosed to the auditors.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


Mr. John R. Signorello
IceWEB, Inc.
November 14, 2005
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